QuickLinks -- Click here to rapidly navigate through this document
OMB APPROVAL
FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0116 Expires: August 31, 2005 Estimated average burden hours per response: 6.00

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 0-22628

ARCADIS N.V. (Translation of registrant's name into English)
Utrechtseweg 68, 6812 AH, Arnhem, the Netherlands (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No ☒

If "Yes" is marked, indicate below, the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

[ARCADIS LOGO]

PRESS RELEASE	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel *31 26 3778 911 Fax *31 26 4438 381 www.arcadis-global.com

Arnhem, The Netherlands, June 4, 2003

PHILIPS WANTS ARCADIS AQUMEN TO DO FACILITY MANAGEMENT

ARCADIS (Nasdaq: ARCAF; Euronext: ARCAD), the international consulting and engineering company and Philips Electronics Nederland BV today announced the signing of a letter of intent under which Philips will outsource part of its facility management (FM) in the Netherlands to ARCADIS AQUMEN, a joint venture between ARCADIS and U.K.-based support services specialist Mowlem Aqumen. The parties envisage a long-term partnership, with an initial contract valid for four years. Under the contract ARCADIS AQUMEN will provide facility management services for 650,000 square meters of building space. Because of start-up costs, the contract will contribute to ARCADIS' earnings starting in 2004. Financial details were not disclosed. After completion, the letter of intent is scheduled to be turned into a final contract. Negotiations are expected to be completed during the summer.

The deal comprises the delivery of all facility management services. This includes the management of different types of services, including technical maintenance, but also including security and catering. Approximately 60 employees of Philips' facility management operations are to be transferred to ARCADIS AQUMEN once the final contract is signed. This includes the actual FM-operations, a helpdesk facility and the leading procurement team. Mowlem Aqumen will assign key staff from the U.K. to the Netherlands, bringing in the benefit of prior experience in this field in the U.K. market. ARCADIS will provide support with additional project management capabilities or technical expertise if so required.

Harrie Noy, Chairman of the Executive Board of ARCADIS says: "The agreement with Philips will be the first major contract for our joint venture with AQUMEN. This breakthrough proves that outsourcing of the entire facility management portfolio is seen by companies as a way to save costs and realize quality advantages. I am pleased that we were able to convince Philips of this added value. This provides a solid basis to also convince other potential clients."

ARCADIS AQUMEN was launched in September 2002. Based at Arnhem, the Netherlands, ARCADIS AQUMEN will initially operate in the Netherlands but plans to develop a significant pan-European presence over the next few years.

ARCADIS is a leading global, knowledge-driven service provider able to offer project and programme management skills from concept to completion for both public and private sector clients. Quoted on the NASDAQ (symbol: ARCAF), and Euronext (ARCAD), ARCADIS has annual revenues of approximately €850 million and employs 8,500 people.

Royal Philips Electronics of the Netherlands with sales of €31.8 billion in 2002, is Europe's largest electronics companies and one of the world's biggest. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 170,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Mowlem Aqumen is the facilities management arm of international construction and support services group Mowlem plc. As a leading provider of facility management solutions in both private and public sectors, Mowlem Aqumen operates across the full range of market sectors—from financial services to retail and defence. Mowlem Aqumen utilizes its strategic management skils to provide a differentiated and improved service to their customers enabling them to focus upon their core business.

Media contacts:

Joost Slooten	Gert van Doorn
ARCADIS NV	Philips Media-Relations Netherlands
Phone: +31 (0)26 3778 604	Phone: +31 (0)40 2787 834
e-mail: j.slooten@arcadis.nl	e-mail: gert.van.doorn@philips.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V. (Registrant)
Date 4-June, 2003	By:	/s/ MR. H.L.J. NOY (Signature)* Mr. H.L.J. Noy Chairman of the Executive Board
*
Print the name and title of the signing officer under his signature.

QuickLinks

Signatures